June 30, 2025

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	BioNTech SE

Confidential Submission of Draft Registration Statement

on Form F-4

CIK: 0001776985

Ladies and Gentlemen:

On behalf of our client, BioNTech SE, a European stock corporation organized under the laws of Germany and the European Union (the “Company”), we are confidentially submitting a Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) for confidential non-public review by the Staff of the Securities and Exchange Commission (the “Staff”) prior to the public filing of such registration statement. The Draft Registration Statement relates to the issuance by the Company of American Depositary Shares, each representing one ordinary share of the Company, no par value, with a notional amount attributable to each ordinary share of €1, in connection with the Company’s previously announced acquisition of CureVac N.V.

The Company acknowledges to the Staff that the Company will publicly file its registration statement, along with the Draft Registration Statement, such that each are publicly available on the EDGAR system at least two business days prior to the requested effective date of the registration statement.

Please do not hesitate to contact me at (212) 841-1113 with any questions or notifications with respect to this confidential submission of the Draft Registration Statement. Please send any electronic correspondence to my e-mail address: mgehl@cov.com.

June 30, 2025

Very truly yours,

/s/ Matthew T. Gehl
Matthew T. Gehl

cc:	Prof. Ugur Sahin, M.D., Chief Executive Officer, BioNTech SE

James Ryan, Ph.D., Chief Legal and Business Officer, BioNTech SE

Paul Claydon, Covington & Burling LLP

Jack S. Bodner, Covington & Burling LLP

Charles A. Dobb, Covington & Burling LLP

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP

Holger Hofmeister, Skadden, Arps, Slate, Meagher & Flom LLP